                                    Filed by SunTrust Banks, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                    Subject Company: Wachovia Corporation
                                    Commission File No. 1-9021

                                    Date: July 20, 2001

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust Banks, Inc. and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

THE FOLLOWING IS A LETTER DELIVERED TODAY TO CERTAIN INSTITUTIONAL SHAREHOLDERS OF WACHOVIA CORPORATION AND TO CERTAIN CORPORATE GOVERNANCE ORGANIZATIONS

                        [SunTrust Banks, Inc. letterhead]

                                                                   July 20, 2001

Dear Institutional Investor:

We are writing to let you know there has been a major development in the North Carolina litigation that opens the way for SunTrust to move quickly to complete a merger with Wachovia if the First Union merger proposal is defeated.

Earlier today, the North Carolina Business Court invalidated what it called a "coercive" provision of the Wachovia-First Union merger agreement that would have prevented Wachovia from entering into a merger agreement with SunTrust before mid-January 2002.

This is what the Court's decision means:

o Wachovia and SunTrust can begin negotiating a merger agreement the day Wachovia shareholders reject the proposed First Union merger.

o There could be a final, executed Wachovia-SunTrust merger agreement within 10 days.

o Since our due diligence review of Wachovia was substantially completed last December, our updated confirmatory due diligence review could easily be completed within the same 10-day window.

o SunTrust is far along in the regulatory approval process for a combination with Wachovia, and all approvals should be obtained well in advance of the shareholder vote on the transaction.

o A Wachovia-SunTrust merger could be voted on and completed by the end of November 2001.

We also thought you would be interested in knowing what the Court had to say about the actions of the Wachovia Board in agreeing to the judicially invalidated non-termination provision:

o The invalidated provision was "coercive" and "an impermissible abrogation of the duties of the Wachovia directors...impeding the free exercise of the Wachovia shareholders' right to vote on the merger."

o The Wachovia Board "limited their ability to perform their fiduciary duties."

o The Wachovia Board "impermissibly tied its hands and cannot do the very thing the Delaware Supreme Court found to be of fundamental importance to the shareholders -- 'negotiating a possible sale of the corporation.'"

The Court also noted, quite correctly, that in the absence of the judicially invalidated non-termination provision, "[Wachovia] directors are not prevented from fulfilling their fiduciary duty if another offer is made after a negative vote" on the proposed First Union merger.

We always have believed that the SunTrust proposal is a better alternative for Wachovia shareholders. Now we also know that with your support and your vote "AGAINST" the First Union merger proposal, a Wachovia-SunTrust merger can happen on a fast-track basis.

Once again, we thank you for your consideration and support.

Sincerely,

/s/ L. Phillip Humann
L. Phillip Humann
Chairman, President and
Chief Executive Officer

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

THE FOLLOWING IS A PRESS RELEASE ISSUED TODAY BY SUNTRUST BANKS, INC.

[SUNTRUST LOGO]

CONTACTS:
Investors        Media
Gary Peacock     Barry Koling       George Sard/Debbie Miller/Denise DesChenes
SunTrust         SunTrust           Citigate Sard Verbinnen
404-658-4879     404-230-5268       212-687-8080

For Immediate Release
---------------------
July 20, 2001

             SUNTRUST TELLS WACHOVIA SHAREHOLDERS THAT DOOR IS OPEN
               FOR QUICK COMPLETION OF A SUNTRUST/WACHOVIA MERGER
                     IF THEY REJECT FIRST UNION TRANSACTION


     ATLANTA, GA - SunTrust Banks, Inc. (NYSE: STI) today sent a letter to shareholders of Wachovia Corporation (NYSE:WB) informing them that today's ruling by the North Carolina Business Court opens the way for the quick completion of a SunTrust/Wachovia merger, if Wachovia shareholders reject the First Union transaction.

     The text of the letter follows:

We are writing to let you know there has been a major development in the North Carolina litigation that opens the way for SunTrust to move quickly to complete a merger with Wachovia if the First Union merger proposal is defeated.

Earlier today, the North Carolina Business Court invalidated what it called a "coercive" provision of the Wachovia-First Union merger agreement that would have prevented Wachovia from entering into a merger agreement with SunTrust before mid-January 2002.

This is what the Court's decision means:

o Wachovia and SunTrust can begin negotiating a merger agreement the day Wachovia shareholders reject the proposed First Union merger.

o There could be a final, executed Wachovia-SunTrust merger agreement within 10 days.

o Since our due diligence review of Wachovia was substantially completed last December, our updated confirmatory due diligence review could easily be completed within the same 10-day window.

o SunTrust is far along in the regulatory approval process for a combination with Wachovia, and all approvals should be obtained well in advance of the shareholder vote on the transaction.

o A Wachovia-SunTrust merger could be voted on and completed by the end of November 2001.

We also thought you would be interested in knowing what the Court had to say about the actions of the Wachovia Board in agreeing to the judicially invalidated non-termination provision:

o The invalidated provision was "coercive" and "an impermissible abrogation of the duties of the Wachovia directors...impeding the free exercise of the Wachovia shareholders' right to vote on the merger."

o The Wachovia Board "limited their ability to perform their fiduciary duties."

o The Wachovia Board "impermissibly tied its hands and cannot do the very thing the Delaware Supreme Court found to be of fundamental importance to the shareholders -- 'negotiating a possible sale of the corporation.'"

The Court also noted, quite correctly, that in the absence of the judicially invalidated non-termination provision, "[Wachovia] directors are not prevented from fulfilling their fiduciary duty if another offer is made after a negative vote" on the proposed First Union merger.

We always have believed that the SunTrust proposal is a better alternative for Wachovia shareholders. Now we also know that with your support and your vote "AGAINST" the First Union merger proposal, a Wachovia-SunTrust merger can happen on a fast-track basis.

Once again, we thank you for your consideration and support.

Sincerely,

/s/ L. Phillip Humann
L. Phillip Humann
Chairman, President and
Chief Executive Officer

On May 14, 2001 SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-230-5392).

     SunTrust Banks, Inc., based in Atlanta, Georgia, is the nation's 9th largest commercial banking organization. The Company provides a wide range of services to meet the financial needs of its growing customer base in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia, and the District of Columbia. Its primary businesses include traditional deposit and credit services as well as trust and investment services. Through various subsidiaries the Company provides credit cards, mortgage banking, insurance, brokerage and investment services. SunTrust's Internet address is www.suntrust.com

                                      # # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).